EXHIBIT 1.3

CONSULTING AGREEMENT

Capital Management Internationale
96 Canopy, Irvine 92603
949-737-1157

February 17, 2004

DiaSys Corporation 81
West Main St
Waterbury, Ct 06702

Dear Greg:

I am writing to set forth the terms of our consulting arrangement in connection with the sale of DiaSys Corporation (the "Company") stock to Icon Investors, Ltd.

Capital Management Internationale ("CMI") will advise and consult with the Company regarding the terms of the possible sale of up to 2,483,600 shares of the Company's Common Stock, $.001 par value, to Icon Investors, Ltd.

CMI's engagement will be for a period (the "Engagement Period") commencing on the date of this Engagement Letter and continuing for six (6) months from and after the date hereof. During the Engagement Period, CMI will review all financing arrangements with Icon Investors and will advise the Company regarding the terms thereof.

For CMI's services, the Company will pay to CMI a consulting fee in the amount of up to $100,000, payable as follows:

(i)	$10,000 at such time as the Company shall have received $200,000 net proceeds of sales of Common Stock to Icon;
(ii)	$10,000 at such time as the Company shall have received an aggregate of $400,000 net proceeds of sales of Common Stock to Icon.
(iii)	$10,000 at such time as the Company shall have received an aggregate of $600,000 net proceeds of sales of Common Stock to Icon.
(iv)	$10,000 at such time as the Company shall have received an aggregate of $800,000 net proceeds of sales of Common Stock to Icon.
(v)	$10,000 at such time as the Company shall have received an aggregate of $1,000,000 net proceeds of sales of Common Stock to Icon.
(vi)	$10,000 at such time as the Company shall have received an aggregate of $1,200,000 net proceeds of sales of Common Stock to Icon.

(vii)	$10,000 at such time as the Company shall have received an aggregate of $1,400,000 net proceeds of sales of Common Stock to Icon.
(viii)	$10,000 at such time as the Company shall have received an aggregate of $1,600,000 net proceeds of sales of Common Stock to Icon.
(ix)	$10,000 at such time as the Company shall have received an aggregate of $1,800,000 net proceeds of sales of Common Stock to Icon.
(x)	$10,000 at such time as the Company shall have received an aggregate of $2,000,000 net proceeds of sales of Common Stock to Icon.

In addition, within thirty (30) days following the end of the Engagement Period, the Company will issue to CMI a three-year Warrant to purchase one (1) share of the Company's Common Stock for each One Hundred Dollars ($100) net proceeds received by the Company from sales of Common Stock to Icon, up to a maximum of forty thousand (40,000) shares. The exercise price of such Warrant will be an amount equal to one hundred ten percent (110%) of the weighted average per-share sale price of shares sold to Icon during the Engagement Period. The Warrant will contain a so-called "cashless exercise" provision.

CMI represents and warrants to DiaSys that it possesses all state and federal licenses required for the fulfillment of its obligations hereunder.

This consulting agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without giving effect to its conflict of laws provisions.

This letter agreement may be executed in any number of counterparts each of which shall be enforceable against the parties executing such counterparts, and all of which together shall constitute one and the same instrument.

We look forward to working with you.

Sincerely,

S/ WILLIAM K. LUNDY
William K. Lundy
President

Agreed to and accepted this 17th day of February, 2004

DIASYS CORPORATION

By: GREGORY WITCHEL
Gregory Witchel
Chief Executive Officer